Exhibit 99.1

17 Education & Technology Group Inc. Announces Third Quarter

2023 Unaudited Financial Results

BEIJING, China, December 7, 2023 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the third quarter of 2023.

Third Quarter 2023 Highlights1

•
Net revenues were RMB45.1 million (US$6.2 million), compared with net revenues of RMB124.6 million in the third quarter of 2022.
•
Gross margin was 54.1%, compared with 74.5% in the third quarter of 2022.
•
Net loss was RMB72.9 million (US$10.0 million), compared with net loss of RMB23.5 million in the third quarter of 2022.
•
Net loss as a percentage of net revenues was negative 161.6% in the third quarter of 2023, compared with negative 18.9% in the third quarter of 2022.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB19.2 million (US$2.6 million), was RMB53.7 million (US$7.4 million), compared with adjusted net income (non-GAAP) of RMB8.3 million in the third quarter of 2022.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 119.1% in the third quarter of 2023, compared with 6.7% adjusted net income (non-GAAP) as a percentage of net revenues in the third quarter of 2022.

First Nine Months 2023 Highlights

•
Net revenues were RMB123.6 million (US$16.9 million), compared with net revenues of RMB491.5 million in the first nine months of 2022.
•
Gross margin was 48.6%, compared with 61.9% in the first nine months of 2022.
•
Net loss was RMB213.3 million (US$29.2 million), compared with net loss of RMB74.7 million in the first nine months of 2022.
•
Net loss as a percentage of net revenues was negative 172.6% in the first nine months of 2023, compared with negative 15.2% in the first nine months of 2022.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB67.1 million (US$9.2 million), was RMB146.3 million (US$20.1 million), compared with adjusted net income (non-GAAP) of RMB21.8 million in the first nine months of 2022.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 118.3% in the first nine months of 2023, compared with 4.4% of adjusted net income as a percentage of net revenues in the first nine months of 2022.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “In this quarter, our business continued to evolve and we are establishing more billing models to remain flexible under the current economic environment. In this quarter, we have successfully signed a number of new representative contracts, including a SaaS-based contract with a private school with expected annual revenue of approximately RMB10 million. We expect the SaaS billing model to pick up gradually as the market becomes more familiar with it. Despite the lower initial revenue recognition associated with the SaaS model, we see the strong benefits of its recurring nature as our business continues to grow.”

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “In this quarter, we managed to deliver a higher value of projects compared with the same quarter last year. The total revenue dropped nevertheless due to the decrease in our revenue from other educational services. There are two positive trends worth noting: (i) in the third quarter of 2023, we managed to sign contracts of higher total value compared to the second quarter of 2023, excluding the RMB116 million long-term Minhang project, and (ii) an increasing number of projects are now being signed under the SaaS billing model. Contracts under this model generate revenue over a longer period of time and are more likely to recur, helping us accumulating a healthier and more recurrent project portfolio. At the same time, we continued to pursue improvements in operational efficiency and reduce operational expenses. We are committed to building a business that enhances teachers’ teaching and students’ learning experience through our deep insights into education and technology.”

Third Quarter 2023 Unaudited Financial Results

Net Revenues

Net revenues for the third quarter of 2023 were RMB45.1 million (US$6.2 million), representing a year-over-year decrease of 63.8% from RMB124.6 million in the third quarter of 2022. This was mainly due to (i) the reduction in net revenues from other educational services as we focus our resources on our core teaching and learning SaaS business, and (ii) a higher proportion of the new teaching and learning SaaS contracts we signed in the third quarter of 2023 are under the SaaS billing model, which recognizes revenue over a longer period and at a slower pace. This along with the large amount of revenue recognized in association with the major delivery for Minhang project in the second quarter of 2023, contributed to the lower net revenues in the third quarter compared to the second quarter of 2023.

Cost of Revenues

Cost of revenues for the third quarter of 2023 was RMB20.7 million (US$2.8 million), representing a year-over-year decrease of 34.7% from RMB31.7 million in the third quarter of 2022, which was mainly due to cost reduction in third-party service providers of other educational services.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2023 was RMB24.4 million (US$3.3 million), representing a year-over-year decrease of 73.7% from RMB92.9 million in the third quarter of 2022.

Gross margin for the third quarter of 2023 was 54.1%, compared with 74.5% in the third quarter of 2022.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended September 30,
	2022		2023			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	27,920	22.4%	27,948	3,831	62.0%	0.1%
Research and development expenses	50,869	40.8%	45,933	6,296	101.9%	-9.7%
General and administrative expenses	41,680	33.5%	29,177	3,999	64.7%	-30.0%
Total operating expenses	120,469	96.7%	103,058	14,126	228.6%	-14.5%

Total operating expenses for the third quarter of 2023 were RMB103.1 million (US$14.1 million), including RMB19.2 million (US$2.6 million) of share-based compensation expenses, representing a year-over-year decrease of 14.5% from RMB120.5 million in the third quarter of 2022.

Sales and marketing expenses for the third quarter of 2023 were RMB27.9 million (US$3.8 million), including RMB4.4 million (US$0.6 million) of share-based compensation expenses, representing a year-over-year increase of 0.1% from RMB27.9 million in the third quarter of 2022.

Research and development expenses for the third quarter of 2023 were RMB45.9 million (US$6.3 million), including RMB7.1 million (US$1.0 million) of share-based compensation expenses, representing a year-over-year decrease of 9.7% from RMB50.9 million in the third quarter of 2022. The decrease was primarily due to staff optimization in line with business adjustment.

General and administrative expenses for the third quarter of 2023 were RMB29.2 million (US$4.0 million), including RMB7.7 million (US$1.1 million) of share-based compensation expenses, representing a year-over-year decrease of 30.0% from RMB41.7 million in the third quarter of 2022. The decrease was primarily due to the decrease of share-based compensation compared with the same period last year.

Loss from Operations

Loss from operations for the third quarter of 2023 was RMB78.7 million (US$10.8 million), compared with RMB27.6 million in the third quarter of 2022. Loss from operations as a percentage of net revenues for the third quarter of 2023 was negative 174.4%, compared with negative 22.2% in the third quarter of 2022.

Net Loss

Net loss for the third quarter of 2023 was RMB72.9 million (US$10.0 million), compared with net loss of RMB23.5 million in the third quarter of 2022. Net loss as a percentage of net revenues was negative 161.6% in the third quarter of 2023, compared with negative 18.9% in the third quarter of 2022.

Adjusted Net Income (Loss) (non-GAAP)

Adjusted net loss (non-GAAP) for the third quarter of 2023 was RMB53.7 million (US$7.4 million), compared with adjusted net income (non-GAAP) of RMB8.3 million in the third quarter of 2022. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 119.1% in the third quarter of 2023, compared with 6.7% of adjusted net income as a percentage of net revenues in the third quarter of 2022.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Cash and Cash Equivalents, Restricted Cash, Short-term Investments, and Term Deposit

Cash and cash equivalents, restricted cash, short-term investments and term deposit were RMB523.5 million (US$71.8 million) as of September 30, 2023, compared with RMB585.7 million as of June 30, 2023.

Appointment of Director

Ms. Na Ai has been appointed as a new director to the Company’s board of directors (the “Board”), effective December 7, 2023. After the change, 17EdTech will meet the diversity objective required by Nasdaq’s Board Diversity Rule.

Ms. Na Ai has served as 17EdTech’s vice president of the human resources (“HR”) department since April 2015. Prior to joining the Company, she served as the head of the HR department at Weibo (NASDAQ: WB and HKEX: 9898), a leading social media in China, from May 2012 to March 2015. Prior to that, Ms. Ai held multiple roles at Lenovo (HKEX: 992), a multinational technology company in China, including HR director and HR senior manager at the research and technology department from July 2008 to July 2011 and from July 2005 to July 2008, respectively. She also served as an operation manager and corporate development supervisor at Lenovo Research from June 2003 to July 2005 and from July 2001 to June 2003, respectively. Ms. Ai received her bachelor’s degree in economics and hotel management from Beijing International Studies University in July 1999.

Conference Call Information

The Company will hold a conference call on Wednesday, December 6, 2023 at 8:00 p.m. U.S. Eastern Time (Thursday, December 7, 2023 at 9:00 a.m. Beijing time) to discuss the financial results for the third quarter of 2023.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BI69677469621248ae9f57bf55fdb9d3fc.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the nine months ended September 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2960 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2023, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	707,895	431,379	59,125
Restricted cash	10,231	19,186	2,630
Short-term investments	19,531	—	—
Term deposit	—	72,960	10,000
Accounts receivable	34,824	84,140	11,532
Amount due from a related party	—	218	30
Prepaid expenses and other current assets	140,894	133,230	18,261
Total current assets	913,375	741,113	101,578
Non-current assets
Property and equipment, net	32,295	21,190	2,904
Right-of-use assets	30,052	23,109	3,167
Long-term investment	—	5,002	686
Other non-current assets	4,802	5,032	690
TOTAL ASSETS	980,524	795,446	109,025
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	153,023	136,078	18,651
Deferred revenue and customer advances, current	42,385	41,238	5,652
Operating lease liabilities, current	18,719	9,744	1,336
Total current liabilities	214,127	187,060	25,639

	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	7,534	8,815	1,208
TOTAL LIABILITIES	221,661	195,875	26,847
SHAREHOLDERS' EQUITY
Class A ordinary shares	300	304	42
Class B ordinary shares	38	38	5
Treasury stock	(21)	(62)	(8)
Additional paid-in capital	10,954,822	10,982,754	1,505,312
Accumulated other comprehensive income	62,689	88,843	12,176
Accumulated deficit	(10,258,965)	(10,472,306)	(1,435,349)
TOTAL SHAREHOLDERS' EQUITY	758,863	599,571	82,178
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	980,524	795,446	109,025

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	124,570	45,097	6,181
Cost of revenues	(31,712)	(20,708)	(2,838)
Gross profit	92,858	24,389	3,343
Operating expenses (Note 1)
Sales and marketing expenses	(27,920)	(27,948)	(3,831)
Research and development expenses	(50,869)	(45,933)	(6,296)
General and administrative expenses	(41,680)	(29,177)	(3,999)
Total operating expenses	(120,469)	(103,058)	(14,126)
Loss from operations	(27,611)	(78,669)	(10,783)
Interest income	3,001	6,163	845
Foreign currency exchange loss	(26)	(89)	(12)
Other income (loss), net	1,099	(282)	(39)
Loss before provision for income tax and loss from equity method investments	(23,537)	(72,877)	(9,989)
Income tax expenses	—	—	—
Loss from equity method investments	—	(1)	—
Net loss	(23,537)	(72,878)	(9,989)
Net loss available to ordinary shareholders of 17	(23,537)	(72,878)	(9,989)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.05)	(0.17)	(0.02)
Net loss per ADS (Note 2)
Basic and diluted	(0.50)	(1.70)	(0.20)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	501,316,949	435,674,849	435,674,849

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,689	4,380	600
Research and development expenses	6,912	7,086	971
General and administrative expenses	20,248	7,714	1,057
Total	31,849	19,180	2,628

Note 2: Each one ADS represents ten Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	USD
Net Loss	(23,537)	(72,878)	(9,989)
Share-based compensation	31,849	19,180	2,628
Income tax effect	—	—	—
Adjusted net income (loss)	8,312	(53,698)	(7,361)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the nine months ended September 30,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	491,508	123,616	16,943
Cost of revenues	(187,270)	(63,484)	(8,701)
Gross profit	304,238	60,132	8,242
Operating expenses (Note 1)
Sales and marketing expenses	(61,567)	(71,357)	(9,780)
Research and development expenses	(184,054)	(127,002)	(17,407)
General and administrative expenses	(149,422)	(102,263)	(14,016)
Total operating expenses	(395,043)	(300,622)	(41,203)
Loss from operations	(90,805)	(240,490)	(32,961)
Interest income	6,647	22,006	3,016
Foreign currency exchange gain	159	72	10
Other income, net	9,265	5,069	695
Loss before provision for income tax and income from equity method investments	(74,734)	(213,343)	(29,240)
Income tax expenses	—	—	—
Income from equity method investments	—	2	—
Net loss	(74,734)	(213,341)	(29,240)
Net loss available to ordinary shareholders of 17	(74,734)	(213,341)	(29,240)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.15)	(0.46)	(0.06)
Net loss per ADS (Note 2)
Basic and diluted	(1.50)	(4.60)	(0.60)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	506,333,040	466,663,905	466,663,905

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the nine months ended September 30,
	2022	2023	2023
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	12,037	14,337	1,965
Research and development expenses	21,272	20,920	2,867
General and administrative expenses	63,244	31,792	4,357
Total	96,553	67,049	9,189

Note 2: Each one ADS represents ten Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2022	2023	2023
	RMB	RMB	USD
Net Loss	(74,734)	(213,341)	(29,240)
Share-based compensation	96,553	67,049	9,189
Income tax effect	—	—	—
Adjusted net income (loss)	21,819	(146,292)	(20,051)